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| FORM 3 |       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                   Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Fastep Limited
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        (Last)                      (First)                        (Middle)

    Room 6101, The Center, 99 Queen's Road, Central
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                                   (Street)

    Hong Kong Special Administrative Region
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)        November 13, 2001
                                                              ------------------

3.  I.R.S. Identification Number of Reporting Person if an entity
    (voluntary)

4.  Issuer Name and Ticker or Trading Symbol SINA.com (SINA)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
                                                            Shares owned
                                                            directly by Sun
                                                            Stone Media Group
Ordinary Shares      9,476,524(1)(2)             I          Limited; Reporting
                                                            Person owns 100% of
                                                            Sun Stone Media
                                                            Group Limited
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reported person, see Instruction
5(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control Number.

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FORM 3 (continued)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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

Explanation of Responses:

(1) Includes 4,592,944 shares to be acquired by Sun Stone Media Group Limited upon the completion of the transfer of 4,592,944 shares from Best Universe Group Limited to the Reporting Person pursuant to that certain Sale and Purchase Agreement dated November 11, 2001, and the Reporting Person's subsequent transfer of such shares to Sun Stone Media Group Limited.

(2) The Reporting Person may receive up to an additional 3,280,674 shares pursuant to that certain Deed of Undertaking to be executed by Ms. Yang Lan upon the completion of the transfer of 4,592,944 shares from Best Universe Group Limited to the Reporting Person if certain performance targets are achieved by Sun Television Cybernetworks Limited.

                              /s/ Yongji Duan,     Director         11/23/01
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.